UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: November 30, 2017

COMMERCE UNION BANCSHARES, INC.

(Exact Name of Registrant as Specified in its Charter)

Tennessee	001-37391	37-1641316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1736 Carothers Parkway, Suite 100 Brentwood, Tennessee		37027
(Address of Principal Executive Offices)		(Zip Code)

(615) 221-2020
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01     Other Events.

As previously announced, on August 22, 2017, Commerce Union Bancshares, Inc. (“Commerce Union”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pioneer Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of Commerce Union (“Merger Sub”), Reliant Bank, a Tennessee-chartered commercial bank and wholly owned subsidiary of Commerce Union (“Reliant”), Community First, Inc., a Tennessee corporation (“Community First”), and Community First Bank & Trust, a Tennessee-chartered commercial bank and wholly owned subsidiary of Community First (“Community First Bank”). On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Community First (the “First Step Merger”), with Community First to be the surviving corporation. As soon as reasonably practicable following the consummation of the First Step Merger and as part of a single integrated transaction, Commerce Union will cause Community First (as the surviving corporation of the First Step Merger) to be merged with and into Commerce Union (the “Second Step Merger”), with Commerce Union continuing as the surviving corporation of the Second Step Merger. Immediately following the Second Step Merger, Community First Bank will merge with and into Reliant Bank (together with the First Step Merger and Second Step Merger, the “Mergers”).

Furnished as Exhibit 99.1 and incorporated herein by reference are the unaudited pro forma condensed combined balance sheet of Commerce Union and Community First as of September 30, 2017, and unaudited pro forma condensed combined statements of income of Commerce Union and Community First for the year ended December 31, 2016 and the nine months ended September 30, 2017.

The unaudited pro forma condensed combined financial statements give pro forma effect to the Mergers and the related transactions that have occurred or are expected to occur in connection with the Mergers, including the sale by Commerce Union of 1,137,000 shares of its common stock in a private offering completed on August 30, 2017 that resulted in net proceeds to Commerce Union of approximately $23.2 million (the “Private Placement”). The pro forma financial statements are derived from the historical financial statements of Commerce Union and Community First. The unaudited pro forma condensed combined financial statements are preliminary and reflect a number of assumptions, including, among others, that the Mergers and the related transactions will be consummated. There can be no assurance that the Mergers will be consummated or that the actual terms of such transactions will not differ materially from Commerce Union’s current expectations.

Item 9.01     Financial Statements and Exhibits.

(a)

Unaudited pro forma condensed combined balance sheet as of September 30, 2017, unaudited pro forma condensed combined statement of income for the year ended December 31, 2016, and unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2017, and the notes related thereto.

(d)	Exhibits.

Exhibit Number

99.1

Unaudited pro forma condensed combined financial statements for the year ended December 31, 2016 and the nine months ended September 30, 2017 and as of September 30, 2017, and the notes related thereto.

Forward Looking Statements

All statements, other than statements of historical fact, included in this filing are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “expect,” “may,” “will,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” “potential,” and other similar words and expressions of the future are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits of the proposed Mergers, Commerce Union’s future financial and operating results (including the anticipated impact of the Mergers on the combined company’s earnings per share and tangible book value) and Commerce Union’s plans and intentions.

All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the Mergers may not be realized or take longer than anticipated to be realized, (2) the ability of Commerce Union and Community First to meet expectations regarding the timing and completion and accounting and tax treatment of the Mergers, (3) the effect of the announcement of the Mergers on employee and customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees and customers), (4) the risk that integration of Community First’s operations with those of Commerce Union will be materially delayed or will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement, (6) the amount of the costs, fees, expenses, and charges related to the Mergers, (7) reputational risk and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Mergers, (8) the failure of any of the conditions to the closing of the Mergers to be satisfied, or any unexpected delay in closing the Mergers, (9) the possibility that the Mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the dilution caused by Commerce Union’s issuance of additional shares of its common stock in the Merger and the Private Placement, and (11) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Commerce Union’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Community First’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the Securities and Exchange Committee (the “SEC”) and available on the SEC’s website at http://www.sec.gov. Commerce Union believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Commerce Union disclaims any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Merger and Where to Find It

This current report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Mergers or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. On December 14, 2017, Commerce Union will hold a special meeting of its shareholders to consider and vote on a proposal to approve the stock issuance by Commerce Union in connection with the Mergers, and Community First will hold a special meeting of its shareholders to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers.

In connection with the Mergers, Commerce Union filed a registration statement on Form S-4 on October 17, 2017 (File No. 333-220991), which constitutes the joint proxy statement of Commerce Union and Community First and a prospectus of Commerce Union. The registration statement on Form S-4, as subsequently amended, was declared effective by the SEC on November 6, 2017. Commerce Union and Community First have caused the definitive joint proxy statement/ prospectus to be mailed to their respective shareholders, as required by applicable law.

This current report on Form 8-K is not a substitute for the definitive joint proxy statement/prospectus, or any other document that may be filed with the SEC in connection with the Mergers. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed Mergers and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about the Mergers, Commerce Union, and Community First, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Additionally, each of Commerce Union and Community First make available free of charge at www.reliantbank.com (under the heading “Investor Relations”) and www.cfbk.bank (under the heading “Shareholders”), respectively, copies of materials they file with, or furnish to, the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Commerce Union, Community First, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Commerce Union’s and Community First’s shareholders in connection with the Mergers. Information about the directors and executive officers of Commerce Union and their ownership of Commerce Union common stock is set forth in the definitive proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 19, 2017. Information about the directors and executive officers of Community First and their ownership of Community First common stock is set forth in the definitive proxy statement for Community First’s 2017 annual meeting of shareholders, as previously filed with the SEC on April 3, 2017, and other documents filed by Community First or the directors or officers with the SEC subsequent to the filing of the proxy statement, including the joint proxy statement/prospectus. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus. Free copies of these documents may be obtained as described in the paragraphs above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE UNION BANCSHARES, INC.

Date: November 30, 2017	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

Exhibit Number

99.1

Unaudited pro forma condensed combined financial statements of Commerce Union Bancshares, Inc. and Community First, Inc. for the year ended December 31, 2016 and the nine months ended September 30, 2017 and as of September 30, 2017, and the notes related thereto.

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